JONES, HALEY & MOTTERN, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES www.corplaw.net Telephone 770-804-0500

 Email: jones@corplaw.net

Facsimile  770-804-0509

October 6, 2008

Mr. David R. Humphrey, Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Mail Stop 3561

Re:

Baoshinn Corporation (the "Company") – Annual Report on Form 10K

(File No. 000-52779) [JH&M File No. 3416.08]

Dear Mr. Humphrey:

This firm represents Baoshinn Corporation, which filed a Form 10-K on June 24, 2008 for the period ending March 31, 2008.  Your office provided comments to the filing by your letter dated September 2, 2008 and we responded to your comments by our letter dated September 16, 2008.  Subsequently your office provided additional comments by your letter dated September 23, 2008 (the "Comment Letter").  At this time we are submitting, on behalf of the Company, this letter in response to your Comment Letter, and we are providing responses keyed to the paragraphs of the Comment Letter.  In addition, we are hereby providing appropriate supplemental information, as necessary.

Accordingly, our responses are as follows:

Revenue Recognition, Page 32

1.

The Company revised its revenue recognition policies based on the following analysis.  The Group has the following three types of revenues:

-

Retail and corporate travel service revenues,

-

Commission for travel booking services, and

-

Incentive commission from travel suppliers.

Retail and corporate travel service revenues

Revenues from retail and corporate travel services are recognized when the travel service provided by the Company is completely delivered.  The Company presents revenue from such transactions on a gross basis in the consolidated statements of operations, as the Company acts as a principal, assumes inventory and credit risks, and has the primary obligation to the airlines or hotels for cancelled air tickets, packaged tour products or hotel reservations.  The Company also has latitude in determining the service prices.  The Company changes the product by combining air ticket and hotel accommodations with local car transportation and other ancillary services to make it a holiday package or business travel solution for customers.

Mr. David R. Humphrey

October 6, 2008

Referral fees for travel booking services

The Company receives referral fees from travel product providers for booking travel services through the Company.  The itinerary and product price are generally fixed by the travel product providers and the Company books the travel services on behalf of the customers.  Referral fees from travel booking services rendered are recognized as commissions after the services are rendered and collections are reasonably assured.  The Company presents revenues from such transactions on a net basis in the consolidated statements of operations, as the Company acts as an agent, does not assume any inventory and credit risks, has no obligations for cancelled airline or hotel ticket reservations, and does not have latitude in determining the service prices.

Incentive commission from travel suppliers

The Company earns an incentive commission from many travel suppliers.  Contracts with certain travel suppliers contain discretionary escalating commissions that are paid to the Company subject to achieving specific performance targets.  Such discretionary escalating commissions are recognized on an accrual basis because such commissions are usually paid in arrears and the Company can reasonably estimate such commissions.  The Company presents revenues from such transactions on a net basis in the statements of operations, as the Company acts as an agent, does not assume any inventory risk, and has no obligations for cancelled airline ticket reservations.

2.

The accompanying selected consolidated financial information of the Company as of and for the years ended March 31, 2008, 2007 and 2006 have been adjusted from previously issued financial statements to correct the following errors:

The Company re-evaluated its accounting for the revenue recognition, and concluded that 1) retail and corporate service revenue had to be recognized after the travel service is completely delivered; 2) some types of revenues had to be recorded on a gross basis, and a net basis for others.  As a result, the Company revised the previously issued financial statements as of and for the years ended March 31, 2008, 2007 and 2006 to correct an error corresponding to its accounting for revenue recognition.  The effect of this correction is to decrease revenues for the year ended March 31, 2008, 2007 and 2006 by $1,047,905, $1,118,043 and $1,735,167 respectively, changed gross profit by $11,077, $(13185), and  $6,404 for the year March 31, 2008, 2007 and 2006 respectively, decrease accounts receivable by $576,019, $585,575 and $466,220 as of March 31, 2008, 2007 and 2006 respectively, and decrease accounts payable by $580,315, $578,794 and $472,624 as of March 31, 2008, 2007 and 2006 respectively, as compared to the Company’s previously issued financial statements.

The following selected consolidated financial information of operations line items were corrected for the years ended March 31, 2008, 2007 and 2006.

Mr. David R. Humphrey

October 6, 2008

	03/31/2008		03/31/2007		03/31/2006
	As Originally Presented	Restated	As Originally Presented	Restated	As Originally Presented	Restated
Total Revenue	37,616,276	36,568,371	32,080,684	30,962,641	20,570,280	18,835,113

Cost of Revenue	36,308,486	35,249,504	30,846,517	29,741,659	19,929,896	18,188,325

Gross Profit	1,307,790	1,318,867	1,234,167	1,220,982	640,384	646,788

Net Loss	(324,942)	(345,084)	(268,117)	(281,302)	(220,390)	(213,986)

Basic Earnings per share	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)

Diluted earnings per share	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)

3.

The following is the Company’s draft of its proposed disclosure of revenue recognition policy

Revised disclosure of revenue recognition policy for each type of revenue

The Group recognizes revenue when it is earned and realizable based on the following criteria: persuasive evidence that an arrangement exists, services have been rendered, the price is fixed or determinable and collectibility is reasonably assured.

The Group also evaluates the presentation of revenue on a gross versus a net basis through application of Emerging Issues Task Force No. (“EITF”) 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.  The consensus of this literature is that the presentation of revenue as “the gross amount billed to a customer because it has earned revenue from the sale of goods or services or the net amount retained (that is, the amount billed to a customer less the amount paid to a supplier) because it has earned a commission or fee” is a matter of judgment that depends on the relevant facts and circumstances.  In making an evaluation of this issue, some of the factors that should be considered are: whether we are the primary obligor in the arrangement (strong indicator); whether we have general inventory risk (before customer order is placed or upon customer return) (strong indicator); and whether we have latitude in establishing price.  The guidance clearly indicates that the evaluations of these factors, which at times can be contradictory, are subject to significant judgment and subjectivity.  If the conclusion drawn is that the Group performs as an agent or a broker without assuming the risks and rewards of ownership of goods, revenue should be reported on a net basis.

The Group has the following three types of revenues:

-

Retail and corporate travel service revenues,

Mr. David R. Humphrey

October 6, 2008

-

Commission for travel booking services, and

-

Incentive commission from travel suppliers.

Retail and corporate travel service revenues

Revenues from retail and corporate travel services are recognized when the travel service provided by the group is completely delivered.  The Group presents revenue from such transactions on a gross basis in the consolidated statements of operations, as the Group acts as a principal, assumes inventory and credit risks, and has primary obligations to the airlines or hotels for cancelled air tickets, packaged tour products or hotel reservations.  The Group also has latitude in determining the service prices.  The Group changes the product by combining air ticket and hotel accommodations with local car transportation and other ancillary services to make it a holiday package or business travel solution for customers.

Referral fees for travel booking services

The Group receives referral fees from travel product providers for booking travel services through the Group.  The itinerary and product price are generally fixed by the travel product providers and the Group books the travel services on behalf of the customers.  Referral fees from travel booking services rendered are recognized as commissions after the services are rendered and collections are reasonably assured.  The Group presents revenues from such transactions on a net basis in the consolidated statements of operations, as the Group acts as an agent, does not assume any inventory and credit risks, has no obligations for cancelled airline or hotel ticket reservations, and does not have latitude in determining the service prices.

Incentive commission from travel suppliers

The Group earns an incentive commission from many travel suppliers.  Contracts with certain travel suppliers contain discretionary escalating commissions that are paid to the Group subject to achieving specific performance targets.  Such discretionary escalating commissions are recognized on an accrual basis because such commissions are usually paid in arrears and the Group can reasonably estimate such commissions.  The Group presents revenues from such transactions on a net basis in the statements of operations, as the Group acts as an agent, does not assume any inventory risk, and has no obligations for cancelled airline ticket reservations.

Mr. David R. Humphrey

October 6, 2008

Revised income statement presentation

	03/31/2008	03/31/2007	03/31/2006
Retail and Corporate Revenue	35,968,820	30,481,322	18,412,792
Commissions from Travel booking services	114,776	127,077	174,771
Incentive commissions	484,775	354,242	247,550

Total Revenue	36,568,371	30,962,641	18,835,113

Cost of Revenue	35,249,504	29,741,659	18,188,325

Gross Profit	1,318,867	1,220,982	646,788
Other Operating Income
GDS commission income	11,033	23,214	18,441
Refund write back	21,157
Management Service Income	44,836	5,784
	77,026	28,998	18,441
Operating expenses
General and Administrative	(1,687,677)	(1,464,876)	(832,032)
Depreciations	(44,205)	(39,771)	(33,186)

Total Operating Expenses	(1,731,882)	(1,504,647)	(865,218)
Loss from Operations	(335,989)	(254,667)	(199,989)
Other Income
Gain on Exchange	10,102	6,350	6,848
Interest Income	9,774	9,882	387
Sundry Income	5,004	308
	24,880	16,540	7,235
Interest Expenses	(33,975)	(43,175)	(21,232)

Loss before Income Tax	(345,084)	(281,302)	(213,986)
Net Loss	(345,084)	(281,302)	(213,986)
Basic weighted average Shares	21,933,607	21,500,000	16,513,889
Diluted weighted average shares	21,933,607	21,500,000	16,513,889
Basic Earnings per share	(0.02)	(0.01)	(0.01)
Diluted earnings per share	(0.02)	(0.01)	(0.01)

Mr. David R. Humphrey

October 6, 2008

Basic and Diluted Earnings Per Share, Page 34

4.

There were no anti-dilutive shares for the years ended March 31, 2007 and 2006.  Notes to the financial statements will be revised as set forth below.

	2008	2007	2006
	$	$	$
Numerator for basic and diluted earnings per share:
Net income	(345,084)	(281,302)	(213,986)

Denominator:
Basic weighted average shares	21,933,607	21,500,000	16,513,889
Effect of dilutive securities	-	-	-

Diluted weighted average shares [1]			16,513,889

Basic earnings per share:	(0.02)	(0.01)	(0.01)

Diluted earnings per share:	(0.02)	(0.01)	(0.01)

1 Due to the net loss in the year ended March 31 of 2008, 2007 and 2006, diluted shares used in the diluted EPS calculation represent basic shares for the year ended March 31 of 2008, 2007 and 2006.  Using actual diluted shares would result in anti-dilution. 380,000 Anti-dilutive stock options issued during year ended March 31, 2008 was excluded from the calculation of diluted earnings per share.  There were no anti-dilutive shares for the years ended March 31, 2007 and 2006.

_________________________________________

Note 5 – Other Income, Page 38

5.

The Company will revise its income statements to properly classify the “Other operating income” above the “Loss from operations” line.  A Draft of the proposed revised income statements was set forth in our response to question 3 above.

Note 7 – Income Taxes, Page 39

6.

The disclosure was revised as follows:

The Company was subject to Hong Kong profits or income tax at 17.5% for the years ended March 31, 2008, 2007 and 2006.

No provision for Hong Kong profits tax has been made for any of the years presented because the Company does not have any assessable profits during the year.

The following table accounts for the differences between the actual tax provision and the amounts obtained by applying the applicable statutory income tax rate of 17.5% to loss before taxes for the years ended March 31, 2008, 2007 and 2006.

Mr. David R. Humphrey

October 6, 2008

	Year ended March 31,
	2008	2007	2006
	$	$	$

Loss before taxes	(345,084)	(281,302)	(213,986)

Computed tax benefit at Hong Kong
income tax rate	(60,389)	(49,227)	(37,447)
Valuation allowance adjustment	48,055	44,287	28,890
Non-taxable items	(1,709)	(1,729)	-
Non-deductible items	10,177	6,390	41
Others	3,866	279	8,516

Income tax benefit	-	-	-

Deferred taxes are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse.

The components of deferred income tax assets at years ended March 31, 2008 and 2007, were as follows:

	2008	2007
	$	$
Deferred tax assets:
Tax loss carry-forwards	48,055	44,287
Valuation allowance	48,055	44,287

Net deferred tax asset	—	—

The Company follows Statement of Financial Accounting Standards Number 109 (SFAS 109), "Accounting for Income Taxes." SFAS No. 109 and requires a valuation allowance, if any, to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management believes it is more likely than not that such net operating loss carry-forwards will not be realized, and therefore, a full valuation allowance has been provided as of March 31, 2008 and 2007.  The change in valuation allowance for the years ended March 31, 2008 and 2007 were approximately $3,768 and $15,397 respectively.

At March 31, 2008, the Company had a net operating loss carry forward for Hong Kong profits tax purposes totaling approximately $957,083.  These losses do not expire under the Hong Kong current tax legislation.

Mr. David R. Humphrey

October 6, 2008

We trust these comments are helpful in responding to your Comment Letter.  If you should have any additional questions on these responses or if you need clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES, HALEY & MOTTERN, P.C.

/s/ Richard W. Jones

For the Firm

Richard W. Jones

cc:

Ming Ling

Sean Webster